# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Virgin Galactic Holdings, Inc, CIK 0001706946
CUSIP: 92766K403
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1700 FLIGHT WAY, TUSTIN, California (CA), 92782
Date of event which requires filing of this statement: 06/08/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000921895-26-001497
Filed by CIK 0002089291

## Reporting persons
- RichRich Capital LLC: type of reporting person: partnership (PN); citizenship or place of organization: Indiana (IN); member of a group; sole voting power 0; shared voting power 306,100; sole dispositive power 0; shared dispositive power 306,100; aggregate amount beneficially owned 306,100 (0.3% of the class)
- Huang Rich: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 19,500; shared voting power 306,100; sole dispositive power 19,500; shared dispositive power 306,100; aggregate amount beneficially owned 325,600 (0.32% of the class)

## Item 1. Issuer
Name of issuer: Virgin Galactic Holdings, Inc
Address of issuer's principal executive offices: 1700 FLIGHT WAY, TUSTIN, CA 92782

## Item 2. Person Filing
Name of person filing:
RichRich Capital LLC ("RichRich")

Rich Huang ("Mr. Huang")

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."
Address of principal business office or, if none, residence:
RichRich Capital LLC
1000 Brickell Plaza, Unit 2704
Miami, FL 33131

Rich Huang
1000 Brickell Plaza, Unit 2704
Miami, FL 33131
Citizenship:
RichRich Capital LLC
Indiana

Rich Huang
USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of June 8, 2026, RichRich Capital beneficially owned 306,100 shares of Common Stock. This amount includes 306,100 shares of Common Stock underlying call options.

Mr. Huang, as the sole member of RichRich, may be deemed to beneficially own the Issuer's securities described herein beneficially owned by RichRich. Mr. Huang also may be deemed to be the beneficial owner of an aggregate of 325,600 shares of Common Stock underlying call options, 19,500 shares of which are held in his IRA account.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person or any other person. Mr. Huang disclaims beneficial ownership of the shares of Common Stock beneficially owned by RichRich. The filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.
Percent of class:
The following percentages are based the aggregate of: (i) 100,683,438 shares of Common Stock issued and outstanding as of May 7, 2026 based upon the Issuer's Form 10-Q for the period ended March 31, 2026, filed with the Securities and Exchange Commission on May 14, 2026 and (ii) 325,600 shares of Common Stock underlying the call options held by the Reporting Persons.

As of June 8, 2026, RichRich may be deemed to beneficially own 0.30% of the outstanding shares of Common Stock.

As of June 8, 2026, Mr. Huang may be deemed to beneficially own 0.32% of the outstanding shares of Common Stock.
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 99.1. Previously Filed

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- RichRich Capital LLC: /s/Rich Huang, Rich Huang, Sole Member (06/09/2026)
- Huang Rich: /s/Rich Huang, Rich Huang (06/09/2026)